Exhibit 19.1

SCYNEXIS, inc.

INSIDER TRADING AND TRADING WINDOW POLICY

(Revised December 31, 2018)

I.
Introduction

This policy determines acceptable transactions in the securities of SCYNEXIS, Inc. (the “Company”) by our employees, directors and consultants. During the course of your employment, directorship or consultancy with the Company, you may receive important information that is not yet publicly available (“inside information”), about the Company or about other publicly traded companies with which the Company has business dealings. Because of your access to this inside information, you may be in a position to profit financially by buying or selling, or in some other way dealing, in the Company’s stock, or stock of another publicly traded company, or to disclose such information to a third party who does so profit (a “tippee”).

II.
Insider Trading Policy
A.
Securities Transactions

Use of inside information by someone for personal gain, or to pass on, or “tip,” the inside information to someone who uses it for personal gain, is illegal, regardless of the quantity of shares, and is therefore prohibited. You can be held liable both for your own transactions and for transactions effected by a tippee, or even a tippee of a tippee. Furthermore, it is important that the appearance of insider trading in securities be avoided. The only exception is that transactions directly with the Company, e.g., option exercises for cash or purchases under the Company’s employee stock purchase plan, are permitted. However, the subsequent sale (including the sale of shares in a cashless exercise program) or other disposition of such stock is fully subject to these restrictions.

B.
Inside Information

As a practical matter, it is sometimes difficult to determine whether you possess inside information. The key to determining whether nonpublic information you possess about a public company is inside information is whether dissemination of the information would likely affect the market price of the company’s stock or would likely be considered important, or “material,” by investors who are considering trading in that company’s stock. Certainly, if the information makes you want to trade, it would probably have the same effect on others. Remember, both positive and negative information can be material. If you possess inside information, you may not trade in a company’s stock, advise anyone else to do so or communicate the information to anyone else until you know that the information has been publicly disseminated. This means that in some circumstances, you may have to forego a proposed transaction in a company’s securities even if you planned to execute the transaction prior to learning of the inside information and even though you believe you may suffer an economic loss or sacrifice an anticipated profit by waiting. “Trading” includes engaging in short sales, transactions in put or call options, hedging transactions and other inherently speculative transactions.

Although by no means an all-inclusive list, information about the following items may be considered to be inside information until it is publicly disseminated:

(a)
financial results or forecasts;

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(b)
sales or test volume results or forecasts;
(c)
major new products or processes;
(d)
acquisitions or dispositions of assets, divisions, companies, etc.;
(e)
pending public or private sales of debt or equity securities;
(f)
declaration of stock splits, dividends or changes in dividend policy;
(g)
major contract awards or cancellations;
(h)
scientific, clinical or regulatory results;
(i)
top management or control changes;
(j)
possible tender offers or proxy fights;
(k)
significant writeoffs;
(l)
significant litigation;
(m)
impending bankruptcy;
(n)
gain or loss of a significant license agreement or other contracts with customers or suppliers;
(o)
pricing changes or discount policies;
(p)
corporate partner relationships; and
(q)
notice of issuance of patents.

For information to be considered publicly disseminated, it must be widely disclosed through a press release or SEC filing, and a sufficient amount of time must have passed to allow the information to be fully disclosed. Generally speaking, information will be considered publicly disseminated after two full trading days have elapsed since the date of public disclosure of the information. For example, if an announcement of inside information of which you were aware was made prior to trading on Wednesday, then you may execute a transaction in the Company’s securities on Friday.

III.
Stock Trading by Employees and Directors

We require that all employees and directors of the Company limit their transactions in the Company’s stock to periods in which the Company is not in possession of material nonpublic information and to defined time periods prior to and following public dissemination of quarterly and annual financial results. Further, we also require that Covered Insiders (as defined below) notify, and receive approval from, the Company’s Chief Financial Officer, General Counsel (or if none, the most senior Corporate Counsel) or Controller (each, a “Clearing Officer”), prior to engaging in transactions in the Company’s stock and observe other restrictions designed to minimize the risk of apparent or actual insider trading. Generally,

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any entities or family members whose trading activities are controlled or influenced by any of the persons subject to this policy should be considered to be subject to the same restrictions.

A.
Window Period

Generally, except as set forth in this Section III.A and in Sections III.B, III.C and III.H of this policy, employees and directors may buy or sell securities of the Company only during a “window period.” The window period is open unless there exists undisclosed information that would make trades by employees and directors inappropriate. Once closed, the window period remains closed until it is re-opened after two full trading days have elapsed after the public dissemination of such information. Whether the window period is closed or open is determined in the judgment of the Company’s Chief Executive Officer and Chief Financial Officer, and will be based upon whether there exists undisclosed information that would make trades by employees and directors inappropriate. Furthermore, the window period closes two weeks prior to the planned date of the public dissemination of the Company’s annual or quarterly financial results and re-opens after two full trading days have elapsed after such public dissemination. It is important to note that the fact that the window period is closed should be considered inside information. An employee or director who believes that special circumstances require him or her to trade outside the window period should consult with the Company’s Chief Financial Officer. Permission to trade outside the window period will be granted only where the circumstances are extenuating and there appears to be no significant risk that the trade may subsequently be questioned.

B.
Exceptions to Window Period
1.
ESPP/Option Exercises. Employees who are eligible to do so may purchase stock under the Company’s Employee Stock Purchase Plan (“ESPP”) on periodic designated dates in accordance with the ESPP without restriction to any particular period. Employees and directors may exercise options for cash granted under the Company’s stock option plans without restriction to any particular period. However, the subsequent sale of the stock (including sales of stock in a cashless exercise) acquired upon the exercise of options or pursuant to the ESPP is subject to all provisions of this policy.
2.
10b5-1 Automatic Trading Programs. In addition, purchases or sales of the Company’s securities made pursuant to, and in compliance with, a written plan established by an employee or director that meets the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (a “Trading Plan”) may be made without restriction to any particular period provided that (i) the Trading Plan was established in good faith, in compliance with the requirements of Rule 10b5-1, at the time when such individual was not in possession of inside information about the Company and the Company had not imposed any trading blackout period, (ii) the Trading Plan was reviewed by the Company prior to establishment, solely to confirm compliance with this policy and the securities laws, and (iii) the Trading Plan allows for the cancellation of a transaction and/or suspension of such Trading Plan upon notice and request by the Company to the individual if any proposed trade (a) fails to comply with applicable laws (e.g., exceeding the number of shares that may be sold under Rule 144) or (b) would create material adverse consequences for the Company. The Company must be notified of the establishment of any such Trading Plan, any amendments to such Trading Plan and the termination of such Trading Plan.
C.
Prohibition of Speculative or Short-term Trading

No employee or director may engage in short sales, transactions in put or call options, hedging transactions, margin accounts, pledges, or other inherently speculative transactions with respect to the Company’s stock at any time.

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D.
Covered Insiders

Directors, officers and certain other employees, who are designated by the Company’s Chief Executive Officer or the Chief Financial Officer and informed of such designation, are subject to Section III.E because of their access to sensitive Company information (each, a “Covered Insider”). Sections III.F, III.G and III.H set forth additional restrictions on directors and officers of the Company.

E.
Pre-Clearance and Advance Notice of Transactions

In addition to the requirements of Section III.A above, Covered Insiders may not engage in any transaction in the Company’s securities, including any purchase or sale in the open market, loan, pledge, hedge or other transfer of beneficial ownership without first obtaining pre-clearance of the transaction from a Clearing Officer at least two business days in advance of the proposed transaction. The Clearing Officer will then determine whether the transaction may proceed and, if so, will assist in complying with the reporting requirements under Section 16(a) of the Exchange Act, if any. Pre-cleared transactions not completed within five business days shall require new pre-clearance under the provisions of this Section III.E. The Company may, at its discretion, shorten such period of time. To the extent possible, advance notice of upcoming transactions to be effected pursuant to an established Trading Plan under Section III.B.2 above shall also be given to a Clearing Officer.

F.
Notice Upon Completion of Transactions

Upon completion of any transaction, officers and directors subject to the reporting obligations under Section 16 of the Exchange Act must immediately notify the Clearing Officer so that the Company may assist in any Section 16 reporting obligations.

G.
Short-Swing Trading/Control Stock/Section 16 Reports

Officers and directors subject to the reporting obligations under Section 16 of the Exchange Act should take care not to violate the prohibition on short-swing trading (Section 16(b) of the Exchange Act) and the restrictions on sales by control persons (Rule 144 under the Securities Act of 1933, as amended), and should file all appropriate Section 16(a) reports (Forms 3, 4 and 5), which are enumerated and described in the Company’s Section 16 Compliance Program, and any notices of sale required by Rule 144.

H.
Prohibition of Trading During Pension Fund Blackouts

In accordance with Regulation BTR under the Exchange Act, no director or executive officer of the Company shall, directly or indirectly, purchase, sell or otherwise acquire or transfer any equity security of the Company (other than an exempt security) during any “blackout period’’ (as defined in Regulation BTR) with respect to such equity security, if such director or executive officer acquires or previously acquired such equity security in connection with his or her service or employment as a director or executive officer. This prohibition shall not apply to any transactions that are specifically exempted from Section 306(a)(1) of the Sarbanes-Oxley Act of 2002 (as set forth in Regulation BTR), including but not limited to, purchases or sales of the Company’s securities made pursuant to, and in compliance with, a Trading Plan; compensatory grants or awards of equity securities pursuant to a plan that, by its terms, permits executive officers and directors to receive automatic grants or awards and specifies the terms of the grants and awards; or acquisitions or dispositions of equity securities involving a bona fide gift or by will or the laws of descent or pursuant to a domestic relations order. The Company shall timely notify each director and executive officer of any blackout periods in accordance with the provisions of Regulation BTR.

IV.
Duration of Policy’s Applicability

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This policy continues to apply to your transactions in the Company’s stock or the stock of other public companies engaged in business transactions with the Company even after your employment, directorship or consultancy with the Company has terminated. If you are in possession of inside information when your relationship with the Company concludes, you may not trade in the Company’s stock or the stock of such other company until the information has been publicly disseminated or is no longer material.

V.
Penalties

Anyone who effects transactions in the Company’s stock or the stock of other public companies engaged in business transactions with the Company (or provides information to enable others to do so) on the basis of inside information is subject to both civil liability and criminal penalties, as well as disciplinary action by the Company. An employee, director or consultant who has questions about this policy should contact his or her own attorney or Scott Sukenick, the Company’s Compliance Officer (at [***] or [***]).

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